Vyta Corp
370 17th Street, Suite 3640
Denver, Colorado 80202

July 1, 2008

VIA EDGAR

Ms. Anne Nguyen Parker
Branch Chief
c/o Ms. Laura Nicholson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Vyta Corp
Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on Form SB-2
Request for Acceleration of the Effective Date
Commission File No. 333-132797

Ladies and Gentlemen:

On behalf of Vyta Corp (the “Company”), we respectfully request that the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, pursuant to delegated authority, accelerate the effective date of the above referenced registration statement (the “Registration Statement”) filed pursuant to the Securities Act of 1933, as amended (the “Act”), so that the Registration Statement pursuant to Section 8(a) of the Act will be declared effective at 10:00 a.m., Eastern Time, on Thursday, July 3, 2008, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 592-1010 if there are any questions relating to this matter.

Sincerely,

/s/ Paul H. Metzinger

Paul H. Metzinger, President, Chief Executive Officer and acting Chief Financial Officer